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                              March 31, 2023

       Anshul Maheshwari
       Chief Financial Officer
       SI-BONE, Inc.
       471 El Camino Real, Suite 101
       Santa Clara, CA 95050

                                                        Re: SI-BONE, Inc.
                                                            Form 10-K For the
fiscal year ended December 31, 2022
                                                            Filed March 2, 2023
                                                            File No. 001-38701

       Dear Anshul Maheshwari:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K For the fiscal year ended December 31, 2022

       Consolidated Financial Statements
       Property and Equipment, net, page 88

   1. We note references throughout your filing to instruments used by surgeons to implant your products. Please
address the following as it relates to these instruments:

                                                              Describe to us
your full accounting for these instruments including initial recognition, replacement,
impairment, etc.;
                                                              Tell us how you
have considered the guidance in ASC 842;
                                                              Describe to us
where these instruments are physically located, and how they are physically tracked;
                                                              Tell us the
amounts and classifications of the different types of instruments that are recorded on your
balance sheets;
                                                              Describe to us
any contracts between you and the doctors and hospitals regarding
 Anshul Maheshwari
SI-BONE, Inc.
March 31, 2023
Page 2
              these instruments;
                Describe to us the circumstances regarding the loss on sale and disposal of property and equipment referred to in your statements of cash flows;
                Revise MD&A in future filings to include insight and analysis regarding your future cash investment in instruments; and
                In future filings, provide an accounting policy related to these instruments in the notes to your financial statements. Please provide us your proposed policy.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 with any questions.



                                                              Sincerely,
FirstName LastNameAnshul Maheshwari
                                                              Division of
Corporation Finance
Comapany NameSI-BONE, Inc.
                                                              Office of
Industrial Applications and
March 31, 2023 Page 2                                         Services
FirstName LastName